                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                          DREYERS GRAND ICE CREAM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    26187810
                                 (CUSIP Number)

         James H. Ball, Esq.                    with a copy to:
         Senior Vice President, Secretary       Mary Ellen Kanoff, Esq.
           and General Counsel                  Latham & Watkins
         Nestle Holdings, Inc.                  633 West Fifth Street
         c/o Nestle USA, Inc.                   Suite 4000
         800 North Brand Boulevard              Los Angeles, California 90071
         Glendale, California  91203            (213) 485-1234
         (818) 549-7050

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  August 18, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------------------------------      -------------------------
              CUSIP No. 26187810
-------------------------------------------------      -------------------------

--------------------------------------------------------------------------------
        1    NAME OF PERSON
               NESTLE HOLDINGS, INC.

--------------------------------------------------------------------------------
        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
               AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    6,112,016
                                    --------------------------------------------
NUMBER OF SHARES                             8    SHARED VOTING POWER
BENEFICIALLY                                        0
OWNED BY EACH                       --------------------------------------------
REPORTING                                    9    SOLE DISPOSITIVE POWER
PERSON WITH                                         6,112,016
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               6,112,016
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              22.2%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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                                     SCHEDULE 13D

-------------------------------------------------      -------------------------
              CUSIP No. 26187810
-------------------------------------------------      -------------------------

--------------------------------------------------------------------------------
        1    NAME OF PERSON
             NESTLE S.A.

--------------------------------------------------------------------------------
        2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*           (a) [ ]

                                                                       (b) [ ]

--------------------------------------------------------------------------------
        3    SEC USE ONLY

--------------------------------------------------------------------------------
        4    SOURCE OF FUNDS*
             AF
--------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
             SWITZERLAND
--------------------------------------------------------------------------------
                                             7    SOLE VOTING POWER
                                                    6,112,016
                                     -------------------------------------------
NUMBER OF SHARES                             8    SHARED VOTING POWER
BENEFICIALLY                                        0
OWNED BY EACH                       --------------------------------------------
REPORTING                                    9    SOLE DISPOSITIVE POWER PERSON
WITH                                                6,112,016
                                    --------------------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
               6,112,016
--------------------------------------------------------------------------------
       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
             EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.2%
--------------------------------------------------------------------------------
       14    TYPE OF PERSON REPORTING*
               CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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

      This Amendment No. 8 amends Schedule 13D previously filed by Nestle Holdings, Inc., a Delaware corporation ("Holdings") and Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle") on May 16, 1994, as amended and restated by Amendment No. 1 to Schedule 13D filed on June 16, 1994, as amended by Amendment No. 2 to Schedule 13D filed on October 5, 1994, as amended by Amendment No. 3 to Schedule 13D filed on April 7, 1995, as amended by Amendment No. 4 to Schedule 13D filed on March 12, 1997, as amended and restated by Amendment No. 5 to Schedule 13D filed on June 17, 1997, as amended by Amendment No. 6 to Schedule 13D filed on June 18, 1997 and as amended and restated by Amendment No. 7 to the Schedule 13D filed on June 14, 1999 (as so amended, the "Schedule 13D"), and relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Dreyers Grand Ice Cream, Inc., a Delaware corporation (the "Issuer"). All references to Shares beneficially owned and outstanding herein give effect to the two-for-one stock-split the Issuer consummated on November 18, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In connection with the formation of a joint venture between Nestle USA - Food Group, Inc. ("Nestle-Food") and The Pillsbury Company ("Pillsbury") to produce and distribute frozen dessert products in the United States, Nestle-Food and Nestle (affiliates of Holdings) are expected to enter into a noncompetition agreement. The noncompetition agreement, which will be entered into upon the closing of the transaction, will provide, subject to certain exceptions including an exception for beneficial ownership of the Issuer's voting securities, that the parties to the joint venture generally will not acquire, operate, control or engage in businesses which compete with the business of the joint venture in the United States. With respect to the Issuer, the noncompetition agreement will provide that, in the event that either Nestle-Food or Pillsbury (or any of their respective affiliates) acquire beneficial ownership of more than 50% of the Issuer's voting securities (a "Dreyers Interest"), then the party (the "Acquiring Party") that beneficially owns the Dreyers Interest will offer to sell such interest to the joint venture within 60 days of such acquisition. The parties will agree to negotiate in good faith on an arms length basis for a period of 120 days thereafter with respect to such offer. In the event the parties do not reach an agreement during such period, the Acquiring Party would be able to retain the Dreyers Interest. The form of noncompetition agreement which is expected to be executed upon the closing of the joint venture is filed as an Exhibit 10.9 hereto and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                  10.9 Form of Non-Competition Agreement between Nestle S.A., Nestle USA - Food Group, Inc., Diageo plc, The Pillsbury Company, and Ice Cream Partners USA to be executed upon the closing of the joint venture


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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              NESTLE HOLDINGS, INC.



                              By:     /s/ James H. Ball
                                 -------------------------------------------
                                 Name:   James H. Ball
                                 Title:  Senior Vice President and General
                                         Counsel



                              NESTLE S.A.



                              By:     /s/ James H. Ball
                                 -------------------------------------------
                              James H. Ball, attorney-in-fact for
                              Name:   H.P. Frick
                              Title:  Senior Vice President and
                                      General Counsel of Nestle S.A.


Dated:  August 19, 1999